Gaotu TECHEDU INC.

5F, Gientech Building, 7 East Zone,

10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

June 20, 2023

VIA EDGAR

Mr. Joel Parker

Mr. Scott Stringer

Mr. Dietrich King

Ms. Taylor Beech

Ms. Jennifer Gowetski

Mr. Austin Pattan

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Gaotu Techedu Inc. (the “Company”)

Report of Foreign Issuer on Form 6-K

Filed on February 28, 2023

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023

File No. 001-38923

Dear Mr. Parker, Mr. Stringer, Mr. King, Ms. Beech, Ms. Gowetski and Mr. Pattan:

The Company has received the letter dated June 13, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 6-K filed with the Commission on February 28, 2023 (the “Form 6-K”) and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address the Staff’s comments. The Company will provide its response to the letter as soon as possible, in any event no later than July 13, 2023.

If you have any additional questions or comments regarding the Form 6-K or the 2022 Form 20-F, please contact the undersigned at shennan@gaotu.cn or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Nan Shen

Name: Nan Shen

Title: Chief Financial Officer

cc: Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

677316.02-HKGSR01A - MSW